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                                                                  Exhibit (C)(1)


                                     Quintin G. Marshall

                                     Two Pennsylvania Plaza, New York, NY  10121
                                     eMail: quintin_marshall@ogden.com
                                     Phone: 212-868-5421
                                     Fax: 212-868-3558
                                     www.ogdencorp.com

For Immediate Release

OGDEN SIGNS AGREEMENT TO ACQUIRE
VOLUME SERVICES AMERICA, INC.

New York, N.Y., June 24, 1999 - Ogden Corporation (Ogden) today announced that its Entertainment group has entered into an agreement to acquire Volume Services America, Inc. (VSA). Ogden stated that the purchase price would be $127 million plus approximately $215 million in assumed debt, and that it anticipates closing the transaction by the fall, subject to all regulatory approvals and certain other conditions.

The combination of VSA's food service business with Ogden's food service and venue management operations will establish the largest sports, leisure, and convention center food service provider and venue management company in the United States. As the industry leader, the company, which will be called Ogden VSA, would provide food service and/or venue management services to approximately 300 venues worldwide, including 68 amphitheaters, auditoriums and performing art centers; 67 arenas; 63 stadiums; and 53 convention centers.

In 1998, revenues for the combined group were approximately $900 million. Ogden stated that after integrating the operations, this transaction would be accretive to 2000 earnings.

R. Richard Ablon, Chairman and Chief Executive Officer of Ogden Corporation said, "The combining of these two leading entertainment service providers creates tremendous opportunities for accelerating the growth of one of our longstanding core operating components. Food and beverage service continues to play a fundamental role in our Entertainment vision, as this business is complementary to existing operations in both our venue management and themed attractions segments." Mr. Ablon added, "This combination also positively impacts our plans to spin-off our Entertainment and Aviation businesses as overall
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revenues and adjusted EBITDA will each increase by over a third."

"By combining and fully integrating our respective operations, we will be able to offer our clients and patrons even greater levels of service and creativity," said John T. Dee, Chairman and Chief Executive Officer of Volume Services America.

Volume Services America, based in Spartanburg, South Carolina, provides food, beverage, merchandise, and facility design and management services for approximately 118 sports, entertainment and convention center venues throughout North America. It had 1998 revenues of approximately $400 million.

Ogden Corporation (NYSE: OG) is a global corporation focused on three business areas -- Entertainment, Aviation and Energy. The Entertainment group has interests in themed and location-based attractions; food and beverage concessions; venue management; large format films and theatres, and concert promotions, artist management and recordings. The Aviation group provides ground and cargo handling; passenger services; fueling; airport infrastructure development and management; fixed base operations (FBO's); and aircraft sales and management, plus charter services. The Energy group develops, owns and operates independent power facilities and provides related infrastructure services.

On March 11, 1999 Ogden Corporation announced plans to spin-off its Entertainment and Aviation businesses into a separately traded public company.

Additional information about Ogden can be obtained via the Internet, at www.ogdencorp.com, or toll-free (888) 643-3612. For additional information about Volume Services America, contact Elaine Richner at (864) 597-0142.
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